

December 27, 2013

Via E-mail
J. Miguel Fernandez de Castro
Chief Financial Officer
ExamWorks Group, Inc.
3280 Peachtree Road, N.E., Suite 2625
Atlanta, Georgia 30305

      Re: **ExamWorks Group, Inc.**
              Form 10-K for Year Ended December 31, 2012
              Filed March 1, 2013
              Response Dated December 5, 2013
              File No. 001-34930

Dear Mr. Fernandez de Castro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 13 – Segment and Geographical Information, page F-39

1.   We read your response to prior comment 6. You indicate that your chief operating decision maker is your Chief Executive Officer.

        • Please tell us the circumstances under which your Chief Executive Officer reviews discrete financial information by country and/or service center and how frequently this occurs.
        • Please tell us whether your Chief Executive Officer reviews and/or approves the budget and operating performance goals for each country and/or service center.

- Please tell us how your Chief Executive Officer decides which of the geographic regions in which you operate to allocate more or less resources without utilizing discrete financial information by country and/or service center.
- You say you have acquired 40 businesses across the United States, Canada, the United Kingdom and Australia since July 2008. Please tell us how your Chief Executive Officer is able to fully consider the positive and negative factors of potential acquisition targets without utilizing discrete financial information by country and/or service center.
- Please tell us whether any employee(s) receive(s) compensation directly related to the operating performance of certain countries and/or service centers and, if so, how they are evaluated by your Chief Executive Officer for approval without utilizing discrete financial information for the applicable countries and/or service centers.

2.   In connection with the comment above, please provide to us samples of all reports that your chief operating decision maker and/or Board of Directors received that contained disaggregated financial data during 2013. Please tell us how your chief operating decision maker and/or Board of Directors use the disaggregated financial information provided.

3.   In your response to prior comment 6, you indicate that each of your country-specific managers reports directly to your President and the President alone reports to your Chief Executive Officer. Please tell us which resource allocation decisions are made by your President and which must be made by your Chief Executive Officer. Please also tell us how you concluded that your President was not a part of the chief operating decision maker function. Refer to ASC 280-10-50-5.

4.   We read your response to prior comment 7. In the basis for conclusion of SFAS 131, the FASB indicated that an entity with a relatively narrow product line may not consider two products to be similar, while an entity with a broad product line may consider those same two products to be similar. We continue to believe that you should disclose in future filings in your segment footnote your revenues from external customers by service category pursuant to ASC 280-10-50-40. Please provide us your proposed disclosure.

Note 14 – Condensed Consolidating Financial Information of Guarantor Subsidiaries, page F-40

5.   We note your response to the prior comments 8, 9 and 10. We remind you to revise your condensed consolidated financial information of guarantor subsidiaries in the future filings to include the intercompany investments and intercompany transactions among the parent, guarantor subsidiaries and non-guarantor subsidiaries as required by Rule 3-10 of Regulation S-X. Please provide a draft of your revised condensed consolidated financial information of guarantor subsidiaries in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining